American Stock Exchange
                                                                86 Trinity Place
                                                              New York, NY 10006

James P. Mollen
Director - Listing Qualifications
T 212 306 2391
F 212 306 5359
James.mollen@amex.com

Via Facsimile and Express Mail
------------------------------

April 20, 2005

Mr. Terrence L. Bauer Chief Executive Officer Orion Healthcorp, Inc. 1805 Old Alabama Road, Suite 350
Roswell, GA  30076

Dear Mr. Bauer:

The American Stock Exchange (the "Amex" or "Exchange"), as a self-regulatory organization, has the responsibility to provide a fair and orderly marketplace to issuers and to the investing public. Included in these responsibilities is the obligation to take appropriate steps to ensure that companies listed on the Amex comply with applicable continued listing standards. Investors in companies listed on the Amex have a reasonable expectation that those companies comply with such listing standards or, at a minimum, have a plan in place to return to compliance within a specified time.

The staff of the Amex Listing Qualifications Department (the "Staff") has determined, based upon its review of publicly available information as well as discussions with representatives of Orion Healthcorp, Inc. (the "Company") that the Company is not in compliance with the Amex requirements as set forth in Sections 134 and 1101 of the Amex Company Guide (the "Company Guide").(1) Specifically, the Company failed to file with the Securities and Exchange Commission (the "SEC") its annual report on Form 10-KSB for the fiscal year ended December 31, 2004. By this letter, the Amex gives the Company until May 2, 2005 to regain compliance with the Amex requirements.

In setting this deadline for compliance, the Staff has determined not to apply at this time the continued listing evaluation and follow-up procedures specified in Section 1009 of the Company Guide. Because the Company is not currently in compliance with the Amex continued listing standards, however, this letter constitutes a Warning Letter pursuant to Section 1009(a)(i) of the Company Guide and notice of failure to satisfy a continued listing standard. The Company is therefore required to file a current report on Form 8-K pursuant to Item 3.01 of that Form within the requisite time periods. The Company must also issue a press release, pursuant to Section 402 of the Company Guide, contemporaneously with the filing of the Form 8-K that discloses receipt of this Warning Letter and the fact that it is not in compliance with the specified provision of the Amex continued listing standards.

__________________________
(1) The Amex Company Guide may be accessed at www.amex.com.

Please be advised that satisfying these filing and publication requirements do not relieve the Company of its obligation to assess the materiality of this letter on an ongoing basis under the federal securities laws nor does it provide a safe harbor under the federal securities laws or otherwise. Accordingly, the Company should consult with securities counsel regarding disclosure and other obligations mandated by law.

This letter and any response may, until disclosed via the SEC filing and press release, constitute non-public information in accordance with federal securities laws, and you may wish to consult with your legal counsel about the Company's obligations in this regard. The only designated representatives at the Exchange with which this matter should be discussed are myself or another member of the Listing Qualifications Department staff. Further, as I am sure you are aware, pursuant to Section 910 of the Company Guide, Amex Specialists must be treated as members of the public, and accordingly, no non-public information should be discussed with or otherwise disclosed to the Company's specialist.

Please be advised that failure to resolve the specified continued listing deficiency within the time frame noted above or subsequent failure to comply with any other continued listing requirements will result in the Staff assessing the Company's continued listing eligibility including, as appropriate, the application of continued listing evaluation and follow-up procedures specified in Section 1009 of the Company Guide and/or initiation of delisting procedures.

If you have any questions regarding this matter, please do not hesitate to contact me at the number indicated above or Diana Dodi at (212) 306-2396.

Sincerely,